SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J. No 42.150.391/0001-70 - NIRE 29300006939
PUBLIC COMPANY

NOTICE OF CONVOCATION

ORDINARY SHAREHOLDERS MEETING

The shareholders of BRASKEM S.A. are hereby being invited to attend the Ordinary Shareholders Meetings which are to be held concurrently on March 28th, 2007, 10:30 a.m., at the Company’s headquarter at Rua Eteno, no. 1.561, at the Petrochemical Pole, in the Municipality of Camaçari, State of Bahia, in order to deliberate about the following Agenda:

1) To examine, discuss and vote the Management Report and the respective rendering of accounts by the Managers, as well as the Financial Statements containing Explanatory Notes regarding the fiscal year ended on December 31st, 2006;

2) Approval of the Capital Expenditure Budget contained in the Business Plan 2007/2013, justifying the proposal for the destination for the results attained by the Company;

3) Approval regarding the destination of the results of the fiscal year ending on December 31st, 2006;

4) Election of the members of the Fiscal Council and determination of their respective compensation;

5) The determination of the overall annual compensation to be paid to the administrators;

Camaçari/BA, March 12th, 2007.

Pedro Augusto Ribeiro Novis
President of the Board of Directors

Attention: Taking into account the Health, Safety and Environmental Rules (SSMA) in effect at the headquarters of the Company, which have established the necessary directives to control the access and the circulation of individuals and vehicles in the internal and outside headquarter areas, all the shareholders, as well as their legal representatives are requested to be present for the aforementioned Meetings at least 30 minutes before hand, with the intent to insure compliance with the basic training instructions pertaining to SSMA, in effect at the Company, and which may be consulted at the Company’s headquarter.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.